SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at February 3, 2004

GREAT BASIN GOLD LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

  Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: February 3, 2004

* Print the name and title of the signing officer under his signature.

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Great Basin Gold Ltd.
1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.greatbasingold.com

GREAT BASIN ACQUIRES 100% BURNSTONE GOLD PROJECT , SOUTH AFRICA

February 3, 2004, Vancouver, BC - Ronald W. Thiessen, President and CEO of Great Basin Gold Ltd. (TSX-GBG; AMEX-GBN) is pleased to announce that Great Basin has exercised the second of two option tranches and acquired 100% of Southgold Exploration (Proprietary) Limited. Southgold owns 100% of the Burnstone Gold Property, located some 80 kilometres south of Johannesburg, South Africa, in the northeastern part of the Witwatersrand Basin, the world's most productive gold environment.

Great Basin purchased its 100% interest in Southgold and the Burnstone Gold Property by making cash, share and share purchase warrant payments to Southgold's shareholders in two tranches. A cash payment of $1.25 million was paid upon signing the Agreement in November 2002. The first tranche, comprised of US$2 million in cash, 10 million shares and 5 million share purchase warrants was completed in May 2003. The Company also completed a property expenditure commitment of US$1.5 million in the first half of 2003. The second tranche of 11 million common shares and 5.5 million share purchase warrants were issued on January 31, 2004.

Great Basin is delineating a major new goldfield at Burnstone. Extensive programs were carried out in 2003 and are continuing in 2004. At least four gold deposit areas have been identified on the property so far, with resource delineation drilling underway or planned for each area along a 15 km long, northwest to southeast trending mineralized corridor. Preliminary project engineering and mine planning has begun for the Area 1 gold deposit. Various development options, including multiple developments and larger-scale developments, leading to higher-throughput operations with the potential of increased annual gold production, are being assessed.

Great Basin President and CEO Ronald W. Thiessen said "The Company's goal for the Burnstone Project is to delineate, engineer, permit and construct a classic multi-million ounce Witwatersrand gold mine with production in excess of 200,000 ounces per year. Through this acquisition and ongoing drilling programs, we are advancing toward our goal."
Great Basin is a mining exploration and development company with advanced stage gold projects on the Carlin Trend in Nevada and the Witwatersrand Goldfield in South Africa. The Company expects to begin underground exploration and development at its Nevada property in 2004, while simultaneously advancing its South African asset.

For additional details on the Company and its Burnstone gold property, please visit the Great Basin website at www.greatbasingold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuing availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.